Exhibit 99.2

March 8, 2012

Delta Oil & Gas, Inc.
Suite 604, 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Attention: Mr. Kulwant Sandher

RE:         Delta Oil & Gas, Inc.
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP (“AJM Deloitte”) has prepared an independent evaluation of certain oil and gas assets of Delta Oil & Gas, Inc. (“Delta”), effective December 31, 2011.

This report has been prepared for the use of Delta Oil & Gas, Inc. for corporate reporting purposes and AJM Deloitte hereby gives its consent to the use of its name and to the said estimates for reporting in the United States. The evaluation was conducted in February 2012; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following tables summarizing a portion (approximately 65 percent) of the corporate reserves and value:

•           Table 1 -summary of corporate reserves and value using constant prices and costs (in US dollars);
•           Table 2- summary of corporate reserves and value using forecast prices and costs (in Canadian dollars);
•           Table 3 -reserves reconciliation.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the SEC’s Regulation S-X Part 210.4-10(a). AJM Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report. The Evaluation Procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. Constant prices were based on an average of market prices posted at or near the first of each month from January to December 2011. The extent and character of ownership and all factual data supplied by Delta Oil & Gas, Inc. were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by AJM Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

Delta Oil & Gas, Inc.
Reserve estimation and economic evaluation
Page2

This report contains forward looking statements including expectations of future production and capital expenditures. Possible changes to the current government regulations may cause volumes of proved and proved plus probable reserves actually recovered and amounts of proved and proved plus probable income actually received to differ significantly from the estimated quantities. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of 6 Mcf: 1 barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Delta Oil & Gas, Inc. makes periodic filings on Form 1 0-K with the SEC under the 1934 Exchange Act. Furthermore, Delta Oil & Gas, Inc. has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of Delta Oil & Gas, Inc. to the references to our name as well as to the references to our third party report for Delta Oil & Gas, Inc., which appears in the December 31,2011 annual report on Form 10-K of filings made with the SEC by Delta Oil & Gas, Inc.

AJM Deloitte is pleased to present its independent reserves evaluation report for Delta Oil & Gas, Inc., effective December 31, 2011, without reservation.

Yours truly,

Original signed by: “Robin G. Bertram”

/s/  Robin G. Bertram
      Robin G. Bertram, P. Eng.
     Associate Partner
     Deloitte & Touche LLP
     /ct

©Deloitte & Touche LLP and affiliated entities

©Deloitte & Touche LLP and affiliated entities

©Deloitte & Touche LLP and affiliated entities

©Deloitte & Touche LLP and affiliated entities